Filed by Village Bank and Financial Trust Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: River City Bank

The following is a letter that was mailed to River City Bank shareholders on August 12, 2008.

To Our Shareholders:

On behalf of our dedicated Board of Directors, officers, and staff, we are pleased to report that River City Bank made significant progress in 2007. The Bank continued to experience strong balance sheet growth and grew core business lines with resounding success. Net interest income was exceptionally strong, while we held growth in non-interest expense in check. Given the difficult economic times that began in 2007, and the continued stress in financial markets resulting from the downturn in the residential housing market and related trade industries, we clearly are faced with difficult challenges for the foreseeable future.

For 2007, asset growth was realized primarily from loan demand during the year. The Bank increased outstanding loans from $59.3 million at December 31, 2006 to $94.8 million at December 31, 2007, an increase of 59.9%. Our loan growth demonstrates management’s continued commitment to originate loans in the Central Virginia marketplace, utilizing a resilient local economy with dynamic funding sources to maintain loan volumes as a high percentage of total assets and deposits.

The Bank recorded total deposits at December 31, 2007 of $104.5 million, compared to total deposits of $70.5 million at December 31, 2006, an increase of 48.2%. Growth occurred in each of the Bank’s deposit categories. At December 31, 2007, total transaction deposit accounts amounted to $20.4 million compared to $16.5 million at December 31, 2006, an increase of 23.0%. For the same comparative period, non-transaction accounts grew from $53.9 million as of December 31, 2006 to $84.2 million at December 31, 2007, an increase of 55.9%. The increase in deposits is attributed to the Bank’s numerous marketing initiatives implemented during the year, as well as aggressively pursuing deposits in the Bank’s trade area to fund hardy loan demand.

The Bank recorded net losses of $(438,230) and $(287,469) for the years ended December 31, 2007 and 2006, respectively. Basic and diluted earnings per share for 2007 amounted to $(0.24), compared to $(0.16) for the year ended December 31, 2006. For 2007, outstanding loan balances grew considerably above budget projections. Conversely, the growth in loans had a material impact to our profit and loss statement due to the need for increasing our allowance for possible loan loss. The Bank also carried an impaired loan for the first six months of the year, and in resolving the loan deficiency through foreclosure and auction of property securing the debt, the Bank took a charge to our loan loss reserve of approximately $200,000 in the second half of the year. For 2007, the Bank expensed $565,000 for its provision for possible loan loss, compared to $210,000 in 2006.

The Bank’s net interest income increased from $2,887,949 for the twelve-month period ended December 31, 2006 to $3,651,365 for the period ended December 31, 2007, an increase of $763,416, or 26.4%. Net interest income increased despite a decrease in the Bank’s net interest margin, which decreased 54 basis points from 4.02% for the twelve months ended December 31, 2006 to 3.48% for the year ended December 31, 2007.

Non-interest income increased from $284,369 for the period ended December 31, 2006 to $362,980 for the period ended December 31, 2007, an increase of 27.6%. The increase is primarily attributable to fees derived from increased mortgage origination volume, as well as revenue from the Bank’s investment in a title insurance company.

For 2008, the Bank has continued to realize strong balance sheet growth, with net loans increasing $15.2million, or 15.9%, from December 31, 2007 to June 30, 2008. For the same comparative period, total deposits increased $17.2 million, or 16.5%, in the first half of 2008. Overall, the Bank has realized total asset growth of $20.1 million to $142.7 million, which represents an increase of 17.1% in the first six months of the year. On an unaudited basis, the Bank is very pleased to report that it has generated its first two consecutive quarterly profits, with six-month net income realized of $121,139 through June 30, 2008. This compares favorably to a net loss realized of $(226,359) for the six-month period ended June 30, 2007.

As you may be aware, River City Bank entered into a definitive merger agreement with Village Bank and Trust Financial Corp. and Village Bank whereby the Bank will merge with and into Village Bank in a transaction valued at approximately $20.2 million, payable in cash and common stock. Under terms of the merger agreement, which was approved by the Board of Directors of both companies, shareholders of River City Bank will be entitled to receive for each share of its common stock owned $11.00 in cash or one share of Village Bank and Trust Financial Corp. common stock, subject to proration of 20% cash and 80% common stock, if either cash or common stock is oversubscribed.

With the impending merger of our institution with Village Bank announced in March, and currently projected for completion in the fourth quarter of 2008, our Board of Directors is encouraged by the Bank’s year-to-date results and excited about our future prospects as a combined entity with Village Bank. We believe the merger will be accretive to future earnings, creating a strongly capitalized company operating fifteen branch offices in the greater Richmond metropolitan area, with total assets under management of approximately $540 million and a staff of nearly 200 employees. We believe the merger will create the premiere Richmond-area based community bank. Given numerous beneficial dynamics of the transaction, the merger should give us the ability to compete more aggressively, provide greater services to our customers, and return an enhanced long-term value to our shareholders.

The joint proxy statement/prospectus included with this letter more fully explains our impending merger with Village Bank and Trust Corporation, and answers questions you may have concerning why we believe this merger is good for you as a shareholder. We would encourage you to study the attached information that calls for a vote by you, our shareholders, at our special meeting on September 30, 2008 to approve the merger. Your Board of Directors and management recommend that you vote affirmatively for this merger.

In closing, we thank you for your continuing support and patronage of our Bank. We have made exceptional strides as a publicly traded commercial banking enterprise since our organization in early 2003, and believe our future looks even stronger with our proposed merger with Village Bank. We welcome your comments, and look forward to seeing you at our special meeting on September 30.

Sincerely,

William D. Stegeman	Michael A. Katzen
President & CEO	Chairman of the Board

CAUTION REGARDING FORWARD LOOKING STATEMENTS

The document attached contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger of River City Bank with and into Village Bank, a wholly-owned subsidiary of Village Bank and Trust Financial Corp. (“Village Financial”), including future financial and operating results, and accretion to reported earnings that may be realized from the merger; (ii) River City Bank’s plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based on the current beliefs and expectations of River City Bank’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond management’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed or implied in these forward-looking statements because of numerous possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Village Bank and River City Bank may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of River City Bank and/or Village Financial may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in River City Bank’s markets, both before and/or after the merger, could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations; and (11) social and political conditions such as war, political unrest and terrorism or natural disasters could have unpredictable negative effects on our businesses and the economy. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in River City Bank’s reports filed with the Board of Governors of the Federal Reserve System.

The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed merger or other matters attributable to River City Bank or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. River City Bank does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

River City Bank and its directors and executive officers may be deemed to be participants in the solicitation of proxies from River City Bank’s shareholders in connection with the proposed merger. Information about the directors and executive officers of River City Bank their ownership of River City Bank’s stock is set forth in River City Bank’s Annual Report on Form 10-KSB for the year ended December 31, 2007. Additional information regarding the interests of such participants may be obtained by reading the joint proxy statement/prospectus to be distributed to the respective shareholders of River City Bank and Village Financial in connection with the merger when it becomes available.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Village Bank and Trust Financial Corp. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement/prospectus and other relevant materials, in connection with the merger. Village Bank and Trust Financial Corp. has also filed with the SEC the joint proxy statement/prospectus, which has been sent to the shareholders of River City Bank.

The joint proxy statement/prospectus and any other documents filed by Village Bank and Trust Financial Corp. may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Village Bank and Trust Financial Corp. by contacting Thomas W. Winfree, Village Bank and Trust Financial Corp., 1231 Alverser Drive, Midlothian, VA 23113-2650, telephone 804-897-3900 or from Village Bank and Trust Financial Corp.’s web site at www.villagebank.com. Free copies of the joint proxy statement/prospectus relating to the proposed merger also may be obtained by contacting William D. Stegeman, River City Bank, 6127 Mechanicsville Turnpike, Mechanicsville, VA 23111, telephone 804-569-0422. Investors and security holders are urged to read the joint proxy statement/prospectus before making any voting or investment decision with respect to the merger. The information on Village Bank and Trust Financial Corp.’s website is not, and shall not be deemed to be, a part of this notice or incorporated in filings either Village Bank and Trust Financial Corp. or River City Bank makes with the SEC.